UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Signing of a Collective Labor Agreement in Dead Sea Works

Item 1

Signing of a Collective Labor Agreement in Dead Sea Works

Further to the Company's Annual Statement on Form 20-F for the year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission on March 7, 2018, the Company hereby reports that yesterday a collective labor agreement was signed between Dead Sea Works Ltd. ("DSW") and the DSW’s Workers Council, the General Organization of Workers in Israel (the Histadrut) and the Histadrut’s Negev District branch, for a period of five years, beginning on October 1, 2017 (when the previous labor agreement ended) (the “Agreement”).

The key provisions of the Agreement are as follows:

1.	Arrangement of wage increases to the employees to whom the Agreement applies.

2.	Completion of execution of the DSW efficiency plan in accordance with the provisions specified in the Agreement by September 30, 2021.

3.	During the aforementioned efficiency period, no collective dismissals shall be implemented, including early retirement other than voluntary retirement.

4.	The declared labor disputes are cancelled; throughout the Agreement period, appropriate labor relations shall be maintained, and no actions shall be taken which cause a disruption of work.

5.	Payment of a one-time signing bonus upon signing of the Agreement.

In the second quarter of 2018 the Company is expected to recognize a provision in the amount of $5 million due to the aforesaid signing bonus. According to the Company’s estimation, the additional annual cost of implementing the Agreement is not expected to be material.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: May 30, 2018